Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements – Unaudited

For the Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian Dollars

		March 31,	December 31,
As at	Notes	2022	2021
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	5	$19,576,902	$23,075,713
Receivables	6	1,951,445	1,407,127
Inventory	7	3,365,173	3,390,822
Notes receivable	8	967,766	190,170
Prepaids	9	3,352,552	5,494,877
		29,213,838	33,558,709

Non-current Assets
Goodwill	12	5,886,233	5,940,409
Equipment	11	293,179	297,043
Intangible assets	12	544,424	593,901
Investments	10	257,817	291,066
Notes receivable	8	961,721	964,006
Right of use asset	13	437,266	468,106
TOTAL ASSETS		$37,594,478	$42,113,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	15	$668,988	$799,139
Customer deposits		209,535	172,134
Deferred income		(4,330)	73,286
Loans payable	16	6,745	6,745
Derivative liability	17	6,790,862	5,560,002
Lease liability	14	115,269	110,481
		7,787,069	6,721,787

Non-current Liabilities
Loans payable	16	86,161	86,572
Lease liability	14	348,198	378,642
TOTAL LIABILITIES		8,221,428	7,187,001

SHAREHOLDERS’ EQUITY
Share capital	17	81,159,345	81,038,365
Reserves – share-based payments	17	7,024,442	6,406,117
Accumulated deficit		(58,526,517)	(52,322,182)
Accumulated other comprehensive (loss)		(284,220)	(196,061)
TOTAL SHAREHOLDERS’ EQUITY		29,373,050	34,926,239
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$37,594,478	$42,113,240

Nature and Continuance of Operations (Note 1)

Subsequent event (Notes 3, 8, 22)

Approved and authorized for issuance by the Board of Directors on May 10, 2022.

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss - Unaudited

Expressed in Canadian Dollars

For the three months ended March 31,	Note	2022	2021 (restated - note 3)
REVENUE
Revenue from sales of goods	18	$1,637,716	$1,129,307
Revenue from provision of services	18	406,846	410,429
TOTAL REVENUE		2,044,562	1,539,736

COST OF SALES	7	(1,228,412)	(1,024,729)

GROSS PROFIT		816,150	515,007

OPERATING EXPENSES
Amortization	12	$44,540	$13,694
Depreciation	11,13	47,147	35,302
Director fees	20	107,446	86,691
Insurance		1,458,765	13,615
Office and miscellaneous	19	1,607,837	2,325,786
Professional fees	20	873,640	868,479
Research and development		314,440	15,048
Share-based payments	17,20	643,325	1,049,866
Travel		76,472	28,758
Wages and salaries	20	1,000,207	402,361
		(6,173,819)	(4,839,600)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	5,17	(1,230,860)	(41,019,172)
Finance and other costs		14,148	(6,405)
Foreign exchange gain (loss)		(386,940)	145,095
loss on disposal of assets		(10,755)	-
Government income		1,275	20,706
Gain on recovery of notes receivable	8	771,260	-
Other loss		(4,794)	(16,708)
NET LOSS		(6,204,335)	(45,201,077)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		(54,910)	9,287
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	10	(33,249)	277,143
COMPREHENSIVE LOSS		$(6,292,494)	$(44,914,647)

Net loss per share
Basic & diluted		$(0.19)	$(2.15)
Weighted average number of common shares outstanding - basic & diluted		33,185,860	20,980,046

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2020	17,218,695	$36,943,304	$3,024,007	$(36,119,210)	$-	$104	$3,848,205

Shares issued for acquisition	1,200,000	2,303,999	1,241,250	-	-	-	3,545,249
Shares issued for financing	6,488,669	18,717,438	-	-	-	-	18,717,438
Share issue costs	-	(273,169)	-	-	-	-	(273,169)
Shares issued for exercise of RSUs	125,000	300,000	(300,000)	-	-	-	-
Shares issued for exercise of warrants	1,403,025	3,507,562	-	-	-	-	3,507,562
Shares issued for exercise of stock options	378,499	1,846,776	(891,403)	-	-	-	955,373
Shares issued in lieu of cash	15,000	198,000	-	-	-	-	198,000
Share-based payments	-	-	1,049,866	-	-	-	1,049,866
Net loss	-	-	-	(45,201,077)	-	-	(45,201,077)
Change in fair value of equity investments at FVOCI	-	-	-	-	277,143	-	277,143
Translation of foreign operations	-	-	-	-	-	9,287	9,287

Balance at March 31, 2021 (restated – note 3)	26,828,887	$63,543,910	$4,123,720	$(81,320,287)	$277,143	$9,287	$(13,366,123)

Shares issued for financing	5,095,988	17,374,749	-	-	-	-	17,374,749
Share issue costs	-	(4,405,652)	864,000	-	-	-	(3,541,592)
Shares issued for exercise of RSUs	323,660	1,452,052	(1,452,052)	-	-	-	-
Shares issued for exercise of warrants	536,509	1,422,228	-	-	-	-	1,422,228
Shares issued for exercise of stock options	27,000	91,090	(32,340)	-	-	-	58,750
Shares issued in lieu of cash	356,901	1,559,988	-	-	-	-	1,559,988
Share-based payments	-	-	2,902,729	-	-	-	2,902,729
Net loss	-	-	-	28,998,105	-	-	28,998,105
Change in fair value of equity investments at FVOCI	-	-	-	-	(609,783)	-	(609,783)
Translation of foreign operations	-	-	-	-	-	127,188	127,188

Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Shares issued for exercise of stock options	12,500	51,875	(25,000)	-	-	-	26,875
Shares issued for exercise of warrants	16,538	74,227	-	-	-	-	74,227
Share issue costs	-	(5,122)	-	-	-	-	(5,122)
Share-based payments	-	-	643,325	-	-	-	643,325
Net loss	-	-	-	(6,204,335)	-	-	(6,204,335)
Change in fair value of equity investments at FVOCI	-	-	-	-	(33,249)	-	(33,249)
Translation of foreign operations	-	-	-	-	-	(54,910)	(54,910)

Balance at March 31, 2022	33,197,984	$81,159,345	$7,024,442	$(58,526,517)	$(365,889)	$81,669	$29,373,050

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

For the three months ended March 31,	2022	2021

OPERATING ACTIVITIES
Net loss	$(6,204,335)	$(45,201,077)
Adjustments for:
Amortization	44,540	13,694
Depreciation	47,147	35,302
Change in fair value of derivative liability	1,230,860	41,019,172
Impairment of notes receivable	(771,260)	-
Finance and other costs	(140)	6,405
Income from government assistance	(1,275)	(20,706)
Share-based payments	643,325	1,049,866
	(5,011,138)	(3,097,344)

Net changes in non-cash working capital items:
Receivables	(544,318)	(136,170)
Inventory	25,649	(143,786)
Prepaids	2,142,325	33,881
Right of use asset	-	(14,365)
Trade payables and accrued liabilities	(47,704)	(188,645)
Customer deposits	37,401	(95,646)
Deferred income	(91,385)	(3,870)
Funds used in operating activities	(3,489,170)	(3,645,945)

INVESTING ACTIVITIES
Cash paid for acquisition, net of cash received	-	(250,000)
Purchase of equipment	(23,197)	(99,655)
Disposal of equipment	10,755	-
Purchase of investments	-	(500,000)
Funds used in investing activities	(12,442)	(849,655)
FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	-	18,717,438
Share issue costs	(5,122)	(273,169)
Proceeds from issuance of common shares for warrants exercised	74,227	3,507,562
Proceeds from issuance of common shares for stock options exercised	26,875	955,373
Proceeds from issuance of common shares in lieu of cash	-	198,000
Proceeds from issuance of loans	-	503,870
Loans repayments	(1,686)	(24,513)
Repayment of lease liability	(36,583)	(12,741)
Funds provided by financing activities	57,711	23,571,820

Effects of exchange rate changes on cash	(54,910)	9,287
Change in cash	(3,443,901)	19,076,220
Cash, beginning of year	23,075,713	1,982,416
Cash, end of year	$19,576,902	$21,067,923

Cash and cash equivalents consist of the following:
Cash held in banks	$19,231,149	$20,925,211
Guaranteed investment certificate	345,753	142,712
	$19,576,902	$21,067,923

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

COVID-19

The coronavirus, also known as “COVID-19,” spread across the globe and is impacting worldwide economic activity. Government authorities in many jurisdictions have implemented measures to mitigate the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, and social distancing, have caused disruption to business globally.

The Company will continue to monitor the impact of the COVID-19 pandemic, the duration and impact of which is unknown at this time which may include further disruptions to global supply chains and the manufacturing and delivery of parts that the Company relies on for its products. Although it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods, such impacts are not expected to be significant going forward. Aside from the acquisition of Dronelogics and being opportunistic on other partnerships or acquisitions, the Company has expanded its products and services offered to include health and telehealth applications relating to COVID-19, as a way to mitigate the effects of COVID-19.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). The principal accounting policies applied in the preparation of these interim financial statements, including International Accounting Standards (“IAS”) 34 Interim Financial Reporting, are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the financial statements for the year ended December 31, 2021.

These consolidated financial statements were authorized for issue by the Board of Directors on May 10, 2022.

The financial statements of the Company have been prepared on a historical cost basis, modified where applicable. In addition, the financial statements have been prepared using the accrual basis of accounting except for cash flow information

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

3. RESTATEMENT TO PREVIOUS PERIODS

The comparative financial information of the Company as at March 31, 2021 has been adjusted as follows:

Vital Intelligence Inc. (“Vital”) acquisition

In the prior period financial statements as at March 31, 2021, the Company recorded the contingent consideration with respect to the Vital acquisition (note 4) as equity. Upon management’s review at December 31, 2021, management determined that the contingent consideration did not meet the criteria to recognize it as an asset and thus reclassified it as a contingent liability. This change also resulted in the removal of the contingent shares from the weighted average number of shares calculation.

As a result of the change, the following adjustments were made to the comparative financial information:

As at March 31, 2021	Amounts before restatement		Restatement		Amounts restated
Condensed consolidated interim statement of loss
Weighted average number of shares outstanding – basic & diluted		21,070,046		(90,000)		20,980,046
Net loss per share – basic and diluted		$(2.15)		$-		$(2.15)
For the three months ended March 31, 2021
Condensed consolidated interim statement of changes in shareholders’ equity	$		$		$
Share capital		75,459,911		(11,916,001)		63,543,910
Equity reserve		5,955,327		(1,831,607)		4,123,720
Balance at March 31, 2021		381,485		(13,747,308)		(13,366,123)

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

4. VITAL ACQUISITION

On March 25, 2021, the Company acquired the assets of Vital, a company that had developed a health/telehealth platform that could detect a number of key underlying respiratory symptoms. The Company acquired it to diversify it’s existing product line as well as recognized opportunities that an initial focus on COVID-19 screening set of technologies would most likely lead to other facets within the healthcare field creating revenue growth from a new vertical, for consideration of: (a) a cash payment of $500,000 and (b) 1,200,000 units of the Company with each unit being comprised of one common share and one warrant (the “Acquisition”). Each warrant will entitle the holder to acquire one common share for a period of 24 months following closing for $13.35 and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow with 300,000 units being released at closing and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The units were issued on March 22, 2021. On August 19, 2021 the parties agreed to reduce the final payment from $250,000 to $227,984 due to certain assets listed in the purchase agreement had not been delivered by Vital.

The units of the Company are to be released from escrow as follows:

a)	300,000 units shall be released on the closing date (released);
b)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $2,000,000;
c)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $4,000,000; and
d)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $6,000,000.

The 900,000 shares held in escrow are classified as a derivative liability and are valued based upon the weighted average probability of achieving the milestones necessary to release the shares held in escrow, discounted for liquidity. The 900,000 units will be forfeited and cancelled within two years of the closing if the Company does not meet the revenue milestones.

On acquisition, the fair value of the derivative liability (note 17) was $4,797,717. At March 31, 2022, the liability was revalued based upon new weighted average probabilities of achieving the revenue milestones. As a result, the fair value was adjusted to $976,816, with the difference flowing through the condensed consolidated interim statement of loss.

Contingent consideration
Fair value of contingent consideration	$4,797,717
Change in fair value of contingent consideration	(4,103,487)
Contingent consideration at December 31, 2021	694,230
Change in fair value of contingent consideration	282,587
Contingent consideration at March 31, 2022 (note 17)	$976,816

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

4. VITAL ACQUISITION (CONT’D)

The purchase price allocation (“PPA”) is as follows:

Number of units of Draganfly Inc.	578,248
Fair value of units	$14.43
Fair value of units of Draganfly Inc.	$8,342,966
Cash portion of purchase price	466,643
Total	$8,809,609

Identifiable intangible assets
Brand	$23,000
Software	433,000
456,000

Goodwill	8,353,609
Total consideration	$8,809,609

Significant estimates are as follows:

●	Number of units issued based upon a weighted average calculation for the Company achieving the revenue targets.
●	Brand fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 0.25% and discount rate of 14.4% per annum.
●	Software fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 5.0% and discount rate of 14.4% per annum.

Furthermore, the excess of the consideration paid over the fair value of the identifiable assets acquired was recognized as goodwill.

5. CASH AND CASH EQUIVALENTS

	March 31, 2022	December 31, 2021
Cash held in banks	$19,231,149	$22,729,212
Guaranteed investment certificates	345,753	346,501
	$19,576,902	$23,075,713

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

6. RECEIVABLES

	March 31, 2022	December 31, 2021
Trade accounts receivable	$1,458,502	$951,314
Corporate taxes receivable	182,820	182,820
GST receivable	310,123	$272,993
	$1,951,445	$1,407,127

7. INVENTORY

	March 31, 2022	December 31, 2021
Finished goods	$2,997,812	$3,017,363
Parts	367,361	373,459
	$3,365,173	$3,390,822

During the three months ended March 31, 2022, $1,161,511 (2021: $784,095) of inventory was recognized in cost of sales. Cost of assets sold consist of the following:

	March 31, 2022	March 31, 2021
Inventory	$1,161,511	$784,095
Consulting and services	64,833	162,393
Other	2,068	78,241
	$1,228,412	$1,024,729

8. NOTES RECEIVABLE

	Start Date	Maturity Date	Rate	Principal	Interest	Accretion	Impairment recovery	Total
Note 1(1)	2021-04-21	2022-10-21	0%	$178,223	$-	$3,488	$-	$181,711
Note 2(1)	2021-09-22	2024-09-22	5%	943,544	11,555	6,622	-	961,721
Note 3	2021-11-17	2022-04-26	8%	-	14,795	-	771,260	786,055
Total				$1,121,767	$26,350	$10,110	$771,260	$1,929,487

(1)	These notes are denominated in US dollars and are converted to Canadian dollars at the reporting date.

	Current assets	Non-Current assets
Note 1	$181,711	$-
Note 2	-	961,721
Note 3	786,055	-
	$967,766	$961,721

Note 1 is non-interest bearing and is secured by intellectual property. This note is measured at fair value through profit or loss. The fair value was determined based on the price the company paid for this loan which was the investee’s most recent financing.

Note 2 bears interest at 5%, is unsecured, and contains a conversion feature upon sale of the recipient. This note is measured at fair value through profit or loss. The fair value was determined based on the price the company paid for this convertible loan which was the investee’s most recent financing.

Note 3 was issued pursuant to letter of intent on an acquisition that the Company is no longer pursuing. The loan is interest bearing at 8% and is due April 26, 2022. At December 31, 2021, management determined that it was unlikely that either the loan will be repaid or the Company will receive some other type of return, therefore, the loan was written down to $nil. During the three months ended March 31, 2022, the parties agreed on a repayment plan, with $450,000 to be paid upon execution of the agreement, and the remaining balance to be paid within 90 days of the signed agreement. Subsequent to March 31, 2022 the $450,000 payment was received (note 22).

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

9. PREPAIDS

	March 31, 2022	December 31, 2021
Insurance	$1,464,830	$2,938,246
Prepaid director fees	107,778	107,763
Prepaid interest	2,699	6,969
Prepaid marketing services	1,173,062	1,638,179
Prepaid rent	10,255	-
Prepaid subscriptions	6,611	35,687
Deposits	587,317	768,033
	$3,352,552	$5,494,877

10. INVESTMENTS

Balance at December 31, 2021	$291,066
Change in fair value	(33,249)
Balance at December 31, 2021	$257,817

Fair value of investments is comprised of:

Public company shares	$128,571
Public company warrants	4,286
Private company shares	124,960
Balance at December 31, 2021	$257,817

On March 10, 2021, the Company purchased 1,428,571 units of a publicly listed company for $500,000. Each unit is comprised of one common share and one warrant. The warrants have an exercise price of $0.50 each and convert to one common share, and expire on March 17, 2023.

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2022	March 10, 2021
Risk free interest rate	2.17%	0.28%
Expected volatility	98.41%	150.88%
Expected life	0.96 years	2 years
Expected dividend yield	0%	0%

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

11. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at January 1, 2021	$24,397	$171,606	$4,352	$29,967	$27,652	$257,974
Additions	29,713	170,866	-	-	12,000	212,579
Revaluation	-	-	-	-	(3,619)	(3,619)
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934
Additions	21,517	1,681	-	-	-	23,198
Disposals	(18,688)	(36,100)	(4,352)	(29,967)	-	(89,107)
Balance at March 31, 2022	$56,939	$308,053	$-	$-	$36,033	$401,025

Accumulated depreciation
Balance at January 1, 2021	$12,392	$59,963	$3,220	$22,496	$6,033	$104,104
Charge for the year	12,899	42,314	1,132	2,241	7,201	65,787
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891
Charge for the period	8,614	6,838	-	-	854	16,306
Disposals	(15,920)	(33,342)	(4,352)	(24,737)	-	(78,351)
Balance at March 31, 2022	$17,985	$75,773	$-	$-	$14,088	$107,846

Net book value:
December 31, 2021	$28,819	$240,195	$-	$5,230	$22,799	$297,043
March 31, 2022	$38,954	$232,280	$-	$-	$21,945	$293,179

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

12. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software	Goodwill	Total
Cost
Balance at January 1, 2021	$41,931	$197,000	$-	$119,000	$2,166,563	$2,524,494
Intangible assets acquired in the Transaction	-	-	23,000	433,000	8,353,609	8,809,609
Impairment of Goodwill	-	-	-	-	(4,579,763)	(4,579,763)
Balance at December 31, 2021	$41,931	$197,000	$23,000	$552,000	$5,940,409	$6,754,340
Foreign exchange translation	-	-	(330)	(6,216)	(54,176)	(60,722)
Balance at December 31, 2021	$41,931	$197,000	$22,670	$545,784	$5,886,233	$6,693,618

Accumulated amortization
Balance at January 1, 2021	$41,931	$26,267	$-	$15,866	$-	$84,064
Change for the year	-	34,147	3,450	98,369	-	135,966
Balance at December 31, 2021	41,931	60,414	3,450	114,235	-	220,030
Change for the period	-	6,289	1,149	36,562	-	44,540
Foreign exchange translation	-	-	(65)	(1,544)	-	(1,609)
Balance at December 31, 2021	$41,931	$67,243	$4,534	$149,253	$-	$262,961
Net book value:
December 31, 2021	$-	$136,586	$19,550	$437,765	$5,940,409	$6,534,310
March 31, 2022	$-	$129,757	$18,136	$396,531	$5,886,233	$6,430,657

Brand

On March 25, 2021, the Company acquired the assets of Vital (note 5) and assigned $23,000 to the fair value of the brand.

Software

On March 25, 2021, the Company acquired the assets of Vital and assigned $433,000 to the fair value of the software.

Goodwill

On April 30, 2020, the Company acquired a 100% interest in Dronelogics, which included goodwill. Goodwill was valued at $2,166,563.

On March 25, 2021, the Company acquired the assets of Vital, which included goodwill. Goodwill was valued at $8,353,609.

On December 31, 2021 the Company performed its annual goodwill impairment test on Vital and Dronelogics. The Company determined the recoverable amount based on a value in use calculation using the following key assumptions:

●	5 year post tax cash flow projections expected to be generated based on a financial forecast with a terminal growth rate of 2%

●	Budgeted cash flows calculated using a weighted average revenue EBITDA margin of 14% for Drone and 42% for Vital respectively were estimated by management based on the past performance and future growth prospects as well as observed trends among comparable companies.

●	Cash flows were discounted at the weighted average cost of capital of 17% for Dronelogics and 24% for Vital based on peer group averages and adjusted for the Company’s risk factors.

Based on the annual goodwill impairment test, the Company deemed that the goodwill for Vital required impairment, as such the Company recorded an impairment of $4,579,763.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

12. INTANGIBLE ASSETS AND GOODWILL (CONT’D)

The most sensitive inputs to the value in use model are the growth and discount rates. All else being equal:

●	A 10% reduction in the Value in use for the discounted cash flow model would result in a reduction of $597,100 for Dronelogics and $570,133 for Vital.

Changing the above assumption would result in an impairment for Dronelogics, and would result in additional impairment for Vital.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts.

13. RIGHT OF USE ASSETS

Total
Cost
Balance at December 31, 2020	$242,967
Additions	447,242
Lease removal	(7,092)
Balance at December 31, 2021	$683,117
Additions	-
Balance at March 31, 2022	$683,117

Accumulated depreciation
Balance at December 31, 2020	$98,548
Charge for the year	109,311
Historical correction	7,152
Balance at December 31, 2021	$215,011
Charge for the period	30,840
Balance at March 31, 2022	$245,851

Net book value:
December 31, 2021	$468,106
March 31, 2022	$437,266

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

14. LEASE LIABILITY

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 10.5%

Total
Balance at December 31, 2020	$158,124
Additions	440,675
Interest expense	26,964
Lease payments	(128,995)
Lease removal	(7,645)
Balance at December 31, 2021	$489,123
Interest expense	10,927
Lease payments	(36,583)
Balance at March 31, 2022	$463,467

Which consists of:
Current lease liability	$115,269
Non-current lease liability	348,198
Balance at March 31, 2022	$463,467

Maturity analysis	Total
Less than one year	$150,276
One to three years	238,347
Four to five years	162,340
Greater than five years	-
Total undiscounted lease liabilities	550,963
Amount representing implicit interest	(87,496)
Lease liability	$463,467

15. TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2022	December 31, 2021
Trade accounts payable	$415,814	$362,890
Accrued liabilities	219,465	402,540
Government grant payable	33,709	33,709
	$668,988	$799,139

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

16. LOANS PAYABLE

	March 31, 2022	December 31, 2021
Opening balance	$93,317	$97,916
Issuance of loans payable	-	60,000
Fair value adjustment	-	(24,576)
Repayment of loans payable	(1,687)	(44,428)
Accretion expense	1,276	4,405
Ending balance	$92,906	$93,317

	Start Date	Maturity Date	Rate	Carrying Value March 31, 2022	Carrying Value December 31, 2021
CEBA	2020-05-19	2022-12-31	0%	$38,021	$37,384
CEBA	2021-04-23	2022-12-31	0%	38,021	37,383
Vehicle loan	2019-08-30	2024-09-11	6.99%	16,864	18,550
Total				$92,906	$93,317

On May 19, 2020, Dronelogics received a $40,000 CEBA loan. This loan is currently interest-free and 25% of the loan, up to $10,000, is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%. On December 4, 2020, the Government of Canada allowed for an expansion of the CEBA loan by $20,000, of which, an additional $10,000 is forgivable if the loan is repaid on or before December 31, 2022.

On April 23, 2021, Draganfly Innovations Inc. received a $60,000 CEBA loan. This loan is currently interest free and up to $20,000 is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

The CEBA loans are unsecured and the vehicle loan is secured by the vehicle.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the three months ended March 31, 2022,

●	The Company issued 16,538 common shares for the exercise of warrants for $74,227.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.

During the year ended December 31, 2021,

●	The Company issued 1,580,525 common shares for the exercise of warrants for $3,951,312.
●	The Company issued 149,999 common shares for the vesting of Restricted Share Units.
●	The Company issued 392,999 common shares for the exercise of stock options for $987,248.
●	The Company issued 15,000 common shares in lieu of cash.
●	The Company issued 6,488,691 units for the Regulation A+ financing in the United States for proceeds of $18,815,485. Each unit is comprised of one common share and one share purchase warrant. These warrants had a fair value of $0.57 USD allocated to them, have an exercise price of $3.55 USD per warrant, each convert to one common share, and have a life of two years. The fair value of $8,261,511 was allocated to warrant derivative liability.
●	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
●	The Company issued 5,095,966 common shares in a private placement for $25,538,213.
●	The Company issued 359,009 common shares for the exercise of warrants for $978,478.
●	The Company issued 298,661 common shares for the vesting of Restricted Share Units.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
●	The Company issued 356,901 common shares in lieu of cash.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at March 31, 2022, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	7.59	296,665	296,665
November 19, 2019	November 19, 2029	$2.50	7.64	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	8.09	87,000	78,666
April 30, 2020	April 30, 2030	$3.85	8.09	110,000	70,000
July 3, 2020	July 3, 2025	$3.20	3.26	200,000	166,666
November 24, 2020	November 24, 2030	$2.50	8.66	32,000	21,000
February 2, 2021	February 2, 2031	$13.20	8.85	30,000	20,000
March 8, 2021	March 8, 2026	$13.90	3.94	10,000	7,500
April 27, 2021	April 27, 2031	$10.15	8.98	182,000	-
September 9, 2021	September 9, 2026	$4.84	4.44	25,826	-
				1,023,491	710,497

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Stock options (cont’d)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2020	1,193,659	$2.75
Forfeited	(405,494)	2.50
Granted	247,826	10.12
Outstanding, December 31, 2021	1,035,991	$4.60
Exercised	(12,500)	2.50
Outstanding, March 31, 2022	1,023,491	$3.22

No options were granted by the Company for the three months ended March 31, 2022

During the year ended December 31, 2021,

●	The Company granted 30,000 options to an employee. Each option is exercisable at $13.20 per share for 10 years.
●	The Company granted 10,000 options to a consultant. Each option is exercisable at $13.90 per share for 5 years.
●	The Company granted 182,000 options to employees and a consultant. Each option is exercisable at $10.15 per share for 10 years.
●	The Company granted 25,826 options to an employee. Each option is exercisable at $4.84 per share for 5 years.

During the three months ended March 31, 2022, the Company recorded $297,566 (2021- $516,351) in stock-based compensation for stock options, based on the fair values of stock options granted which were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended March 31,	2022	2021
Risk free interest rate	2.38%	0.69%-1.40%
Expected volatility	69.83%	111.87%-113.16%
Expected life	5 years	5 years
Expected dividend yield	0%	0%
Exercise price	$13.90	$13.20-13.90

Volatility is calculated using the historical volatility method based on a comparative company’s stock price.

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

As at March 31, 2022, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2020	614,666
Vested	(448,660)
Issued	348,826
Outstanding, December 31, 2021	514,832
Issued	-
Outstanding, March 31, 2022	514,832

The Company did not issue any RSU’s for the three months ended March 31, 2022.

During the year ended December 31, 2021, 323,661 RSUs fully vested according to the terms and the Company accelerated the vesting of 124,999 RSUs. The Company issued 348,826 RSUs to employees of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

During the three months ended March 31, 2022, the Company recorded share-based payment expense of $345,759 (2020: $533,515) in stock-based compensation for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the years ended December 31, 2021 and 2020, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a foreign currency that is not the Company’s functional currency, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded profit or loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at January 1, 2021	$748,634
Warrant issuance	8,261,511
Exercised	(98,048)
Change in fair value of warrants outstanding	(4,046,325)
Balance at December 31, 2021	$4,865,772
Exercised	(74,227)
Change in fair value of warrants outstanding	1,022,501
Warrant Balance at March 31, 2022	$5,814,046

Derivative liability
Warrants	$5,814,046
Contingent consideration (note 5)	976,816
Derivative liability at March 31, 2022	$6,790,862

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Warrants (cont’d)

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price	Number of Warrants Outstanding at March 31, 2022	Fair Value at March 31, 2022	Number of Warrants Outstanding at December 31, 2021	Fair Value at December 31, 2021
November 30, 2020	US$ 3.55	481,484	$353,777	482,425	$182,262
February 5, 2021	US$ 3.55	1,319,675	1,076,840	1,323,275	951,226
March 5, 2021	US$ 3.55	5,142,324	4,383,429	5,154,321	3,731,284
		6,943,483	$5,814,046	6,960,021	$4,864,772

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2022	December 31, 2021
Risk free interest rate	2.17%	0.23%-0.95%
Expected volatility	72.74%-126.97%	70.95%-144.59%
Expected life	0.67-2.46 years	2-3 years
Expected dividend yield	0%	0%

Volatility is calculated using the historical volatility method.

During the year ended December 31, 2020, the Company amended the expiry date of the November 5, 2019 warrants from November 5, 2020 to November 5, 2021 provided that 25% of the warrants were exercised by October 21, 2020 and 25% were exercised by May 5, 2021.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2020	2,416,864	$2.95
Exercised	(1,939,534)	2.54
Forfeited	(6,000)	2.50
Issued	7,943,489	5.10
Outstanding, December 31, 2021	8,414,819	$4.99
Exercised	(16,538)	4.44
Outstanding, March 31, 2022	8,398,281	$4.99

As at March 31, 2022, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
November 30, 2020	November 30, 2022	US$	3.55	481,484
February 5, 2021	February 5, 2023	US$	3.55	1,319,675
March 5, 2021	March 5, 2023	US$	3.55	5,142,324
March 22, 2021	March 22, 2023	CDN$	13.35	1,200,000
July 29, 2021	July 29, 2024	US$	5.00	250,000
September 14, 2021	September 14, 2024	US$	5.00	4,798
				8,398,281

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Warrants (cont’d)

The weighted average remaining contractual life of warrants outstanding as of March 31, 2022, was 0.96 years (December 31, 2021 – 1.20 years).

Of 1,200,000 warrants issued on March 22, 2021 to acquire Vital, 900,000 of the warrants are currently held in escrow, to be released upon completion of the milestones (note 5).

18. REVENUE

The Company sub-classifies revenue within the following components: product revenue and services revenue. Product revenue comprises of sales of internally assembled multi-rotor helicopters, industrial aerial video systems, civilian small unmanned aerial systems or vehicles, and wireless video systems. Services revenue consists of fees charged for custom engineering, drone as a service work, and training and simulation consulting.

For the period ended March 31,	2022	2021
Product sales	$1,637,716	$1,129,307
Drone service	406,096	409,963
Services	750	466
	$2,044,562	$1,539,736

Geographic revenue segmentation is as follows:

For the three months ended March 31,	2022	2021
Canada	$1,467,830	$769,380
United States	576,732	770,356
	$2,044,562	$1,539,736

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

18. REVENUE (CONT’D)

Non-current assets for each geographic segment are as follows:

As at March 31, 2022	Canada	United States
Goodwill	$2,166,564	$3,719,669
Property and equipment	293,179	-
Intangible assets	208,139	336,285
Investments	257,817	-
Notes receivable	786,055	1,143,432
Right of use assets	437,266	-
	$4,149,020	$5,199,386

19. OFFICE AND MISCELLANEOUS

For the three months ended March 31,	2022	2021
Advertising, Marketing, and Investor Relations	$1,159,773	$2,095,092
Compliance fees	47,380	115,734
Contract Work	214,848	34,077
Other	185,836	80,883
	$1,607,837	$2,325,786

20. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the three months ended March 31, 2022, the company incurred fees of $125,732 compared to $43,500 in 2021. As at March 31, 2022, the Company was indebted to this company in the amount of $nil (December 31, 2021 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the three months ended March 31, 2022, the Company incurred fees of $100,000 compared to $53,764 in 2021. As at March 31, 2022, the Company was indebted to this company in the amount of $nil (December 31, 2021 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. The costs of all charges are based on the fees set in the Executive Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the three months ended March 31, 2022, the Company incurred fees of $62,500 (March 31, 2021 – $44,123). As at March 31, 2022, the Company was indebted to this company in the amount of $nil (December 31, 2021 - $nil).

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three Months Ended March 31, 2022

Expressed in Canadian Dollars (unaudited)

20. RELATED PARTY TRANSACTIONS (CONT’D)

Trade payables and accrued liabilities:

As at March 31, 2022, the Company had $nil (December 31, 2021 - $nil) payable to related parties outstanding that were included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the three months ended March 31, 2022 and 2021 included:

For the three months ended March 31,	2022	2021
Director fees	$107,446	$86,691
Management fees paid to a company controlled by CEO and director	100,000	53,764
Management fees paid to a company controlled by the President and director	62,500	44,123
Management fees paid to a company controlled by a former director	82,993	45,000
Salaries	127,565	122,976
Share-based payments	322,083	680,097
	$802,587	1,032,651

21. SUPPLEMENTAL CASH FLOW DISCLOSURES

During the year ended December 31, 2021:

-	The Company issued 15,000 common shares in lieu of cash.
-	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
-	The Company issued 356,901 common shares in lieu of cash.
-	The Company recorded a change in fair value of investments of $332,640 to other comprehensive loss.

22. SUBSEQUENT EVENT

Subsequent to the three months ending March 31, 2022, the Company signed a forbearance agreement with one of the holders of notes receivable (note 8) to bring the note out of default. Terms of the agreement required the recipient to repay $450,000 upon signing of the agreement, with the balance to be repaid within 90 days of the agreement. As a result, the Company recorded an impairment recovery of $771,260 on the note which was recorded in the condensed consolidated statement of comprehensive loss. Subsequent to March 31, 2022, the $450,000 payment was received.